UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EXCO Resources Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Jonathan A. Siegler

Bluescape Resources Company LLC

200 Crescent Ct., Suite 1900

Dallas, Texas 75201

(469) 398-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

William S. Anderson

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

December 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1	Name of reporting person Energy Strategic Advisory Services LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 16,055,961 (1)
	9	Sole dispositive power -0-
	10	Shared dispositive power 16,055,961 (1)
11	Aggregate amount beneficially owned by each reporting person 16,185,221 shares of common stock(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.74%(2)
14	Type of reporting person OO

(1)	Energy Strategic Advisory Services LLC (“ESAS”) holds directly 16,055,961 shares of common stock of the issuer, and Charles John Wilder, Jr. holds directly 129,260 shares of common stock of issuer. ESAS is managed by its sole member, Bluescape Resources Company LLC (“Bluescape”), and Mr. Wilder has the power to direct the affairs of Bluescape as its Executive Chairman. Accordingly, ESAS may be deemed to share voting and dispositive power with Charles John Wilder, Jr. and Bluescape over the shares of common stock of the issuer that it holds.
(2)	This calculation in Row 13 is based on 282,143,024 shares of common stock, which EXCO Resources, Inc. has represented to the Reporting Persons was outstanding as of December 15, 2015.

CUSIP No. 269279402

1	Name of reporting person Bluescape Resources Company LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 16,055,961 (1)
	9	Sole dispositive power -0-
	10	Shared dispositive power 16,055,961 (1)
11	Aggregate amount beneficially owned by each reporting person 16,185,221 shares of common stock(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.74%(2)
14	Type of reporting person OO

(1)	ESAS holds directly 16,055,961 shares of common stock of the issuer, and Charles John Wilder, Jr. holds directly 129,260 shares of common stock of issuer. ESAS is managed by its sole member, Bluescape, and Mr. Wilder has the power to direct the affairs of Bluescape as its Executive Chairman. Accordingly, Bluescape may be deemed to share voting and dispositive power with C. John Wilder, Jr. and ESAS over the shares of common stock of the issuer that ESAS holds.
(2)	This calculation in Row 13 is based on 282,143,024 shares of common stock, which EXCO Resources, Inc. has represented to the Reporting Persons was outstanding as of December 15, 2015.

CUSIP No. 269279402

1	Name of reporting person Charles John Wilder, Jr.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 129,260
	8	Shared voting power 16,055,961 (1)
	9	Sole dispositive power(1) 129,260
	10	Shared dispositive power 16,055,961 (1)
11	Aggregate amount beneficially owned by each reporting person 16,185,221 shares of common stock(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.74%(2)
14	Type of reporting person IN

(1)	ESAS holds directly 16,055,961 shares of common stock of the issuer, and Charles John Wilder, Jr. holds directly 129,260 shares of common stock of issuer. ESAS is managed by its sole member, Bluescape, and Mr. Wilder has the power to direct the affairs of Bluescape as its Executive Chairman. Accordingly, Mr. Wilder may be deemed to share voting and dispositive power with Bluescape and ESAS over the shares of common stock of the issuer that ESAS holds.
(2)	This calculation in Row 13 is based on 282,143,024 shares of common stock, which EXCO Resources, Inc. has represented to the Reporting Persons was outstanding as of December 15, 2015.

CUSIP No. 269279402

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is EXCO Resources, Inc., a Texas corporation (“EXCO”). The address of EXCO’s principal executive offices is 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251. This Schedule 13D relates to shares of EXCO’s common stock, par value $0.001 per share (the “Shares”).

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is filed jointly by (i) Energy Strategic Advisory Services LLC, a Delaware limited liability company (“ESAS”), Bluescape Resources Company LLC, a Delaware limited liability company (“Bluescape”), and (iii) Charles John Wilder, Jr., a United States citizen (together with ESAS and Bluescape, the “Reporting Persons”), to report Shares beneficially owned by the Reporting Persons. ESAS is managed by its sole member, Bluescape, and Mr. Wilder has the power to direct the affairs of Bluescape as its Executive Chairman.

The principal business of ESAS is to provide the Services (as defined below). The principal business of Bluescape is to invest in oil and gas assets. The principal occupation of Mr. Charles John Wilder, Jr. is to serve as the Executive Chairman of Bluescape.

The principal address of each of the Reporting Persons is 200 Crescent Ct., Ste. 1900, Dallas, TX 75201.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares purchased in the Initial Investment (as defined in Item 4) and the Shares purchased pursuant to the 10b5-1 Plan discussed in Item 4 have been paid for by ESAS using cash contributed to it by Bluescape.

The Warrants (as defined in Item 4) were issued to ESAS pursuant to the Services Agreement as discussed below in Item 4.

Mr. Wilder is a director of EXCO. In connection with his service to the board of directors of EXCO, Mr. Wilder was issued pursuant to the terms of the Amended and Restated 2007 Director Plan of EXCO (i) 5,000 Shares on October 29, 2015 and (ii) a restricted stock award for 124,260 Shares on December 10, 2015.

The information set forth in Item 4 is hereby incorporated by reference into this Item.

ITEM 4.	PURPOSE OF TRANSACTION.

On March 31, 2015, EXCO and ESAS entered into a Services and Investment Agreement as amended by that certain Acknowledgement of Amendment, dated as of May 26, 2015 and effective as of March 31, 2015,

and that certain Amendment No. 2 to Services and Investment Agreement, dated September 8, 2015 (as amended, the “Services Agreement”), which is filed as an exhibit hereto. The Services Agreement provides that ESAS will provide to EXCO certain strategic advisory services (the “Services”), including the development and execution of a performance improvement plan that will be focused on (i) developing a high performance execution team and disciplined operating system; (ii) instituting a disciplined capital allocation targeting the highest risk-adjusted return investments across a variety of opportunities; (iii) restructuring commercial contracts and joint-venture arrangements; and (iv) accelerating EXCO’s focus on reducing costs. ESAS began providing the Services under the Services Agreement immediately upon execution of the Services Agreement and, unless the Services Agreement is otherwise terminated, will continue to provide the Services until March 31, 2019.

As consideration for the Services to be provided under the Services Agreement, EXCO will pay ESAS a monthly fee of $300,000 and an annual incentive payment of between zero and $2.4 million per year (the “Incentive Payment”) that will be based on the Share price achieving certain performance hurdles as compared to a peer group (the “Peer Group”) under the terms of the Services Agreement; provided that payment for the Services will be held in escrow and contingent upon completion of the entire first year of Services and completion of the Investment (as defined below). If EXCO’s performance rank is in the bottom half of the Peer Group, then the Incentive Payment will be zero. The Incentive Payment increases linearly from $960,000 to $2.4 million as EXCO’s performance rank increases from the 50th to 75th percentile, as compared to the Peer Group. If EXCO’s performance rank is in the 75th percentile or above, then the Incentive Payment will be $2.4 million.

In addition to cash payments to be made to ESAS for the Services and as performance incentives, EXCO issued to ESAS warrants in four tranches (the “Warrants”) to purchase an aggregate of 80,000,000 Shares (the “Warrant Shares”). The table below lists the number of Warrant Shares awarded at each exercise price and the term of the Warrants.

Number of Warrant Shares	Exercise Price	Term
15,000,000	$2.75	49 months
20,000,000	$4.00	60 months
20,000,000	$7.00	72 months
25,000,000	$10.00	72 months

Exercisability of the Warrants is subject to the Shares’ price achieving certain performance hurdles as compared to a designated peer group. If the Services Agreement is not terminated before March 31, 2019, and EXCO’s performance rank is in the bottom half of the designated peer group, then the Warrants will be forfeited and void. The number of exercisable shares under the Warrants increases linearly from 32,000,000 to 80,000,000 as EXCO’s performance rank increases from the 50th to 75th percentile, as compared to the Peer Group. If EXCO’s performance rank is in the 75th percentile or above, then all 80,000,000 Warrant Shares will be exercisable.

Prior to March 31, 2019, (a) if EXCO terminates the Services Agreement for any reason other than an ESAS Forfeiture Event (as defined in the Services Agreement and discussed below), or ESAS terminates the Services Agreement for an EXCO Forfeiture Event (as defined in the Services Agreement and discussed below), then 100% of the Warrants will fully vest and become exercisable and (b) if ESAS terminates the Services Agreement for any reason other than an EXCO Forfeiture Event, or EXCO terminates the Services Agreement for an ESAS Forfeiture Event, then one hundred percent (100%) of the Warrants will be cancelled and forfeited.

An “ESAS Forfeiture Event” includes, among other events: (i) ESAS’s failure to complete the Investment (as defined below), (ii) Mr. Wilder’s failure to serve as Executive Chairman of the EXCO board of directors (the “Board”), either through his resignation, refusal to do so or as a result of certain disqualifying events specified in the Services Agreement and (iii) ESAS’s material and willful breach of its covenants in the Services Agreement. An “EXCO Forfeiture Event” includes, among other events: (i) EXCO’s failure to elect Mr. Wilder to the Board, (ii) the removal of Mr. Wilder from the Board by EXCO for reasons other than disqualifying events specified in the Services Agreement or (iii) EXCO’s material and willful breach of its covenants in the Services Agreement.

The purpose of EXCO and ESAS entering into the Services Agreement was to establish the terms on which ESAS, led by Mr. Wilder, will provide the Services in an attempt to improve the performance of EXCO. In addition, the Services Agreement provides certain obligations on ESAS to make an investment in the Shares to help align its interests with that of EXCO’s shareholders. Pursuant to the Services Agreement, on September 8, 2015, ESAS purchased from EXCO 5,882,353 Shares at a price per share of $1.70 (the “Initial Investment”).

Pursuant to the Services Agreement, (i) ESAS and its affiliates are required to own on the first anniversary of closing of the Services Agreement, subject to certain extensions and exceptions, Shares with an aggregate purchase price of $23,500,000 (the “Investment”). In furtherance of complying with its obligation to complete the Investment and pursuant to the Services Agreement, ESAS agreed to make open market purchases pursuant to a Rule 10b5-1 plan that, subject to compliance with the limitations and restrictions under applicable laws, the Services Agreement and EXCO’s insider trading policies, includes a minimum weekly purchase requirement of 10% of the average weekly trading volume reported for the Shares during the four calendar weeks preceding the week in which purchases are effected (the “Volume Requirement”).

ESAS commenced making the open market purchases of the Shares on November 9, 2015 pursuant to a Rule 10b5-1 trading plan dated as of November 4, 2015 between ESAS and Jefferies LLC the instructions of which satisfy the Volume Requirement (the “10b5-1 Plan”). The 10b5-1 Plan will terminate on the earlier of (a) the purchase of Shares under the plan with an aggregate purchase price of $13,500,000, excluding commissions, (b) November 9, 2016 and (c) the delivery of a termination notice by ESAS to Jefferies.

As of the date of this filing, 10,173,608 Shares, with an aggregate purchase price of $10,846,340, have been purchased pursuant to the 10b5-1 Plan.

Pursuant to the Services Agreement, ESAS agreed that, prior to September 8, 2017, it will not, and shall cause Mr. Wilder and affiliates of ESAS not to, in any manner, directly or indirectly, whether acting alone or in concert with others, acquire (or propose or agree to acquire), by purchase or otherwise, record ownership or beneficial ownership of capital stock of EXCO, or securities convertible into or exercisable for capital stock of EXCO, such that, collectively, ESAS and its affiliates beneficially own greater than fifty percent (50%) of the capital stock of EXCO.

Pursuant to the Services Agreement and a nomination letter agreement dated September 8, 2015 between ESAS and EXCO (the “Nomination Letter Agreement”), EXCO appointed Mr. Wilder to fill a vacancy on the Board and appointed Mr. Wilder to the position of Executive Chairman of the Board, a newly created non-officer position on the Board with no additional legal duties or obligations other than those applicable to any other director. For his services as Executive Chairman, Mr. Wilder will receive the same director fees as the other non-management directors of EXCO. Pursuant to the Nomination Letter Agreement, ESAS will have the right to nominate for election to the Board one director during the term of the Services Agreement, which will be Mr. Wilder, subject to the provisions contained therein.

Pursuant to the Services Agreement, EXCO filed with the Secretary of State of the State of Texas EXCO’s Amended and Restated Certificate of Formation (the “Amended Charter”), which became effective August 28, 2015. The Amended Charter renounces on behalf of EXCO any interest or expectancy of the Company in, or in being offered an opportunity to participate in, certain business opportunities by the members of EXCO’s board of directors, including Mr. Wilder, pursuant to Section 2.101(21) of the Texas Business Organizations Code (the “Opportunity Waiver”). Pursuant to that certain letter agreement from EXCO to The Vanguard Group (the “Letter Agreement”), EXCO agreed that at its next special or annual meeting of shareholders, EXCO would submit and recommend to its shareholders an amendment to the Amended Charter that would limit the application of the Opportunity Waiver solely to Mr. Wilder, instead of the entire board of directors of EXCO.

EXCO and ESAS entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which EXCO agreed to prepare and file Registration Statements on Form S-3 with respect to the resale by ESAS or its affiliates of (i) the Shares to be issued in connection with the Initial Investment, (ii) the Warrants, (iii) the Warrant Shares, (iv) the Shares to be acquired in connection with the Remaining Investment and (v) any Shares subsequently acquired by ESAS or other parties to the Registration Rights Agreement. On April 21, 2015 EXCO filed a registration statement on Form S-3 to register the Shares purchased by ESAS in the Initial Investment, and the registration statement was declared effective by the SEC on July 30, 2015. On September 28, 2015 EXCO filed a registration statement on Form S-3 to register the Warrants, and the Warrant Shares and the registration statement was declared effective on October 13, 2015.

In addition to other customary covenants provided for in the Services Agreement, EXCO has agreed to use its commercially reasonable efforts (i) to include any Shares issued in the Initial Investment and any Warrant Shares, when issued, for listing on the primary national securities exchange or automated quotation system on which the Common Shares are then listed or authorized for quotation and (ii) to reserve and have authorized all of the Warrant Shares that could be exercised under the Warrants. Subject to certain conditions, ESAS has agreed to refrain from, among other actions, (a) for a period of two years, seeking to effect a change of control or change in management of EXCO and (b) acquiring any equity securities (other than the Warrant Shares) during the twenty (20) trading days prior to certain performance measurement dates. For the one-year period following the termination of the Services Agreement or the expiration of the Services, both EXCO and ESAS have mutually agreed to abstain from soliciting or encouraging employees from the other party to leave their respective employment.

The Services Agreement will remain in effect until September 8, 2019, unless the Services Agreement is terminated or extended by prior mutual written consent of EXCO and ESAS. The Services Agreement may be terminated (i) by either party for any reason upon thirty (30) days prior notice, (ii) by ESAS upon an EXCO Forfeiture Event, (iii) by EXCO upon an ESAS Forfeiture Event, and (iv) by either party upon Mr. Wilder’s resignation from the Board. Within the first year of the Services Agreement (subject to certain extensions), EXCO shall not be required to transfer to ESAS the monthly fees and Incentive Payment if (i) ESAS fails to complete the Investment, (ii) ESAS terminates for any reason that is not an EXCO Forfeiture Event or (iii) EXCO has terminated due to an ESAS Forfeiture Event.

The Services Agreement contains customary representations and warranties and indemnities by EXCO and ESAS for transactions of this nature.

The Reporting Persons may, subject to market conditions and their respective assessments of business prospects of EXCO, acquire additional Shares from time to time, through open market and/or privately negotiated transactions, as they each may determine in their discretion and Mr. Wilder may acquire additional Shares through employee and director equity incentive plans. Each of the Reporting Persons may also determine at any time to dispose of Shares.

The foregoing discussion is qualified in its entirety by reference to the Services Agreement, the Registration Rights Agreement, the Warrants and the Nomination Letter Agreement, the terms of each of which are incorporated herein by reference to Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.10, 99.11, 99.12 and 99.13 hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Persons may be deemed the beneficial owner of an aggregate of 16,185,221. ESAS directly holds 16,055,961 of the Shares beneficially owned by the Reporting Persons, and Charles John Wilder, Jr., has the sole power to vote 129,260 Shares of the Shares beneficially owned by the Reporting Persons The aggregate Shares beneficially owned by the Reporting Persons represent approximately 5.74% of the outstanding Shares of EXCO.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 282,143,024 Shares which EXCO reported to the Reporting Persons were outstanding as of December 15, 2015.

During the past 60 days, ESAS has purchased 10,173,608 Shares between November 9, 2015 and the filing date executed in multiple trades at prices ranging from $1.40 to $0.83 pursuant to the 10b5-1 Plan.

The foregoing discussion is qualified in its entirety by reference to the Services Agreement, the Registration Rights Agreement, the Warrants and the Nomination Letter Agreement, the terms of each of which are incorporated herein by reference to Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.10, 99.11, 99.12 and 99.13 hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on December 23, 2015 with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.14.

See Item 4 for a description of the Services Agreement, the Registration Rights Agreement, the 10b5-1 Plan and the Nomination Letter Agreement. The information set forth in Item 4 is hereby incorporated by reference into this Item

The foregoing discussion is qualified in its entirety by reference to the Services Agreement, the Registration Rights Agreement, the Warrants and the Nomination Letter Agreement, the terms of each of which are incorporated herein by reference to Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.10, 99.11, 99.12 and 99.13 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Services and Investment Agreement, dated as of March 31, 2015, by and among EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.2	Acknowledgement of Amendment, dated as of May 26, 2016 and effective as of March 31, 2015 by and among EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on June 1, 2015).

99.3	Amendment No. 2 to Services and Investment Agreement dated September 8, 2015 by and among EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on September 9, 2015).

99.4	Registration Rights Agreement, dated as of April 21, 2015, by and between EXCO Resources, Inc. and Energy Strategic Advisory Services LLC (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on April 27, 2015).

99.5	Nomination Letter Agreement (incorporated by reference to Exhibit 10.2 of EXCO’s Current Report on Form 8-K filed with the SEC on September 9, 2015).

99.6	Amended and Restated 2007 Director Plan of EXCO Resources, Inc. (incorporated by reference to Exhibit 10.2 of EXCO’s Current Report on Form 8-K filed with the SEC on November 16, 2007).

99.7	Amendment Number One to the Amended and Restated 2007 Director Plan of EXCO Resources, Inc. (incorporated by reference to Exhibit 10.13 of EXCO’s Annual Report on Form 10-K for 2009 filed February 24, 2010).

99.8	Amendment Number Two to the Amended and Restated 2007 Director Plan of EXCO Resources, Inc., effective as of May 22, 2014 (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on May 29, 2014).

99.9	Amendment Number Three to the Amended and Restated 2007 Director Plan of EXCO Resources, Inc., effective as of December 4, 2015 (incorporated by reference to Exhibit 10.1 of EXCO’s Current Report on Form 8-K filed with the SEC on December 10, 2015).

99.10	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.3 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.11	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.4 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.12	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.5 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.13	Warrant, dated as of March 31, 2015 (incorporated by reference to Exhibit 10.6 of EXCO’s Current Report on Form 8-K filed with the SEC on April 2, 2015).

99.14	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2015

Energy Strategic Advisory Services LLC

By:	/s/ Charles John Wilder, Jr.
Executive Chairman

Bluescape Resources Company LLC

By:	/s/ Charles John Wilder, Jr.
Executive Chairman

Charles John Wilder, Jr.

By:	/s/ Charles John Wilder, Jr.